December 5, 2006

Mr. Norman Meier
President and Chief Executive Officer
Hemis Corporation
Neuhofstrasse 8
8699 Dubendorf, Switzerland

Re: Hemis Corporation
     Amendment No. 3 to Form SB-2 Registration Statement
     File No. 333-135946

Dear Mr. Meier:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis or Plan of Operations

Results of Operations, page 50

1.   Based on your disclosure, stock option compensation expense for the period ended September 30, 2005 is significantly higher than the amount for the period ended December 31, 2005. Please revise your disclosure or explain this apparent inconsistency.

Notes to Consolidated Financial Statements

Note E: Stock Options, page F-15

2.   We acknowledge your response to our previous comment six. Please revise your disclosure here and in MD&A to clearly disclose the business purpose for granting options that vest immediately and cannot be cancelled if services are not performed over the five-year period. We note that generally options are granted to attract and retain qualified individuals and that vesting is generally considered the mechanism to ensure that performance is attained over the requisite service period. In your disclosure, please ensure that you clearly indicate how these options are intended to retain the services of Messrs. Weiss and Meier over the five-year service period, how this service period was determined and whether you intend to issue additional options to these individuals during this period.

Part II – Information Not Required In The Prospectus

Recent Sales of Unregistered Securities, page 58

3.   Please revise your disclosure here, in MD&A and in your interim financial statements to clarify whether the amounts associated with the 900,000 shares of common stock issued to Hudson Capital Corporation in November 2006 were accrued at September 30, 2006. In your disclosure, please indicate the date, nature, and dollar amounts of the milestones Hudson achieved.

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        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Brunhofer at 202-551-3638 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Penny Green, Esq.
        Bacchus Law Group
        1511 West 40th Avenue
        Vancouver, BC V6M 1V7